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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 67161 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** AND ENDING **12/31/2017**

                                                 MM/DD/YY                                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Navy Federal Brokerage Services, LLC**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**820 Follin Lane SE**

(No. and Street)

| **Vienna** | **VA** | **22180** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Xiaoning Gunn                                                         703-206-2003

                                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PricewaterhouseCoopers, LLP**

(Name – *if individual, state last, first, middle name*)

| **1800 Tysons Boulevard** | **McLean** | **VA** | **22102** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)                  **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Patricia P. Wood _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navy Federal Brokerage Services, LLC _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LORI A. CARTER
NOTARY PUBLIC
REG. #276539
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES MARCH 31, 2018

_____
Notary Public

_____
Signature

Chief Operating Officer
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Navy Federal Brokerage Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
(Sec I.D. No. 8-67161)

Statement of Financial Condition
December 31, 2017

Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

# Navy Federal Brokerage Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
## Index
### December 31, 2017



# Report of Independent Registered Public Accounting Firm

To the Management of Navy Federal Brokerage Services, LLC

## *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Navy Federal Brokerage Services as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

## *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

February 23, 2018

We have served as the Company's auditor since 2006.

*PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261*
*T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us*

**Navy Federal Brokerage Services, LLC**
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
**Statement of Financial Condition**
**As of December 31, 2017**

**Assets:**

| | |
|---|---|
| Cash and cash equivalents | $2,633,052 |
| Accounts receivable | 632,739 |
| Prepaid expenses | 276,611 |
| Other assets | 31,474 |
| Total assets | $3,573,876 |

**Liabilities:**

| | |
|---|---|
| Accrued expenses | $1,955,464 |
| Accounts payable | 560,374 |
| Other liabilities | 6,269 |
| Total liabilities | $2,522,107 |

Commitments and contingencies (See Note 4)

**Member's Interest:**

| | |
|---|---|
| Member's interest | $7,250,000 |
| Retained earnings | (6,198,231) |
| Total member's interest | $1,051,769 |
| Total liabilities and member's interest | $3,573,876 |

**Navy Federal Brokerage Services, LLC**
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
**Notes to the Financial Statements**
**For the Year Ended December 31, 2017**

### 1. Organization and Nature of Business

Navy Federal Brokerage Services, LLC ("NFBS" or "the Company") is a registered broker-dealer, a Securities Exchange Commission ("SEC") registered investment adviser, and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company was formed in the Commonwealth of Virginia on September 6, 2005 as a limited liability company.

The Company is a wholly owned subsidiary of Navy Federal Financial Group, LLC ("NFFG"), which is a wholly owned subsidiary of Navy Federal Credit Union ("NFCU"). NFBS provides broker-dealer and investment advisory services primarily to NFCU members. NFCU is a federally chartered credit union domiciled in the Commonwealth of Virginia. NFFG is the sole member of the limited liability company and as such, NFBS's liability is limited to NFFG's capital investment.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirement of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer.

**Change in Reporting Entity**
On January 1, 2017, Navy Federal Asset Management LLC ("NFAM"), previously a wholly owned subsidiary of NFFG, was merged into NFBS to facilitate operational efficiencies. Under generally accepted accounting principles ("GAAP"), the transaction represented a merger between entities under common control. As of the date of the merger, NFAM's total assets of $48,557, total liabilities of $356,546, member's interest of $3,750,000, and retained earnings of ($4,057,989) were transferred to NFBS at carrying value and intercompany transactions were eliminated. As such, the beginning balances of the Statement of Changes in Member's Interest, has been adjusted accordingly. In addition, the beginning of the year cash and cash equivalents balance, as shown on the Statement of Cash Flows, has been increased by $18,242 to reflect the transfer of NFAM's cash assets to NFBS.

5

## 2. Summary of Significant Accounting Policies

### Basis of Presentation
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, and in format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

### Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash and cash equivalents
Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

### Income Taxes
NFBS is a single member limited liability company and as such is not subject to federal and state income tax. The Company is, however, subject to entity level taxes based on gross receipts.

As of December 31, 2017, the Company believes it does not have any uncertain tax positions which did not meet the more likely than not measurement threshold. The current and prior three tax years remain subject to examination by state and local tax authorities.

### Financial Instruments
The carrying amounts of cash, receivables and payables approximated fair value due to the short-term maturity of the instruments.

### New Accounting Pronouncements
Accounting Standard Update "ASU" 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. The Company will adopt this standard on January 1, 2018 utilizing the modified retrospective method. Adoption of this standard will likely have a material impact to the financial statements, namely with respect to presentation of revenue on a gross versus net basis. Other areas of impact are still under assessment, including identification of customers and timing of revenue recognition. The Company is finalizing its review of all relevant contracts and assessment of the impact to revenue; the results of which will be reflected in the Company's December 31, 2018 annual financial statements.

### 3. Employee Retirement Benefit Plans

NFBS participates in NFCU's retirement benefit plans including a defined benefit pension plan, 401(k) defined contribution and 457(b) savings plan. There were no amounts accrued for payments under the plans as of December 31, 2017.

### 4. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes the risk of loss to be remote. NFBS maintains errors and omissions insurance as well as a fidelity bond to help mitigate losses.

**Receivables from clearing firms and other broker-dealers**
Receivables include funds due from CUSO Financial Services, L.P. ("CFS") which represents cash balances and deposits from commissions and interest receivable from Pershing, LLC, the Company's clearing broker, less any fees that CFS charges for the services they provide. CFS provides back office support for NFBS through a tri-party agreement. The agreement is a one year term with an automatic one year renewal with a 60 day right to termination by either party. The Company is subject to credit risk should the clearing broker or CFS be unable to repay the balance reflected on the Statement of Financial Condition. However, the Company does not anticipate non-performance by either the clearing broker or CFS. The carrying value approximates the fair value as the balance is short term. The receivable due from CFS totaled $614,214 as of December 31, 2017. The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

### 5. Related Party Transactions

The Company contracts with NFFG to provide sales support, rent, marketing, and administrative services. The contract is month-to-month with a 30 day right to cancel by either party. Total expenses incurred for the aforementioned services with NFFG totaled $2,155,843 for the year ended on December 31, 2017.

As of December 31, 2017, included in Accounts payable are amounts due to NFFG and NFCU of $515,932 and $23,581 respectively. These amounts represent

miscellaneous expenses for NFFG employees appointed by NFBS to support the business functions of NFBS.

## 6. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company computes net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. As of December 31, 2017, the Company had net capital of $216,725, which was $48,584 in excess of its required net capital of $168,141. As of December 31, 2017, the Company's aggregate indebtedness to net capital ratio was 11.64 to 1.00.

## 7. Rule 15c3-3 Exemption

The Company is exempt from provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker-dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers under Rule 15c3-3.

## 8. Subsequent Events

The Company has evaluated subsequent events through February 23, 2018, the date these financial statements were issued. No material subsequent events were identified that would require disclosure in this report.